40-206A/A

File No. 803- 00222

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

In the matter of

Brookfield Asset Management Private Institutional Capital Adviser US, LLC
Brookfield Place, 250 Vesey Street, 15th Floor, NY, NY 10281-1023

Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.
Brookfield Place, Suite 300, 181 Bay Street, Toronto, ON M5J 2T3


SEC MAIL
RECEIVED
PROCESSING
FEB 26 2014
WASH, D.C.
196
SECTION
SEC MAIL
RECEIVED
PROCESSING
FEB 27 2014
188

AMENDMENT NO. 1 TO AND RESTATEMENT OF APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC AND BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P. FROM SECTION 206(4) OF THE INVESTMENT ADVISERS ACT OF 1940, AND RULE 206(4)-5(a)(1) THEREUNDER

Please send all communications to:

Ronald Fisher-Dayn
Brookfield Asset Management
250 Vesey Street, 15th Floor
New York, NY 10281

Ki P. Hong
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, NW
Washington, DC 20005

This Application, including Exhibits, consists of 38 pages
Exhibit Index appears on page 22


14025128

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

In the matter of Brookfield Asset Management Private Institutional Capital Adviser US, LLC and Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.	)	AMENDMENT NO. 1 TO AND RESTATEMENT OF APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC AND BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P. FROM SECTION 206(4) OF THE INVESTMENT ADVISERS ACT OF 1940, AND RULE 206(4)-5(a)(1) THEREUNDER

I. PRELIMINARY STATEMENT AND INTRODUCTION

Brookfield Asset Management Private Institutional Capital Adviser US, LLC ("Brookfield US") and Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. ("Brookfield Canada" and, together with Brookfield US, the "Advisers" or the "Applicants") hereby amend and restate their application to the Securities and Exchange Commission (the "Commission") for an order pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "Act"), and Rule 206(4)-5(e), exempting the Advisers from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(1) under the Act, to the extent necessary to permit the Advisers to provide investment advisory services for compensation to the government entities described below within the two-year period following a contribution to a candidate by a covered associate as described in this Application, subject to the representations and conditions set forth herein, and any future investment advisory services business that could be affected by such contribution (the "Application").

Section 206A of the Act authorizes the Commission to "conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]."

Section 206(4) of the Act prohibits investment advisers from engaging in any act, practice or course of business which is fraudulent, deceptive or manipulative and directs the Commission to adopt such rules and regulations, define and prescribe means reasonably designed to prevent, such acts, practices or courses of business. Under this authority, the Commission adopted Rule 206(4)-5 (the "Rule"), which prohibits a registered investment adviser from providing "investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser."

The term "government entity" is defined in Rule 206(4)-5(f)(5)(ii) as including a pool of assets sponsored or established by a State or political subdivision, or any agency, authority or instrumentality thereof, including a defined benefit plan. The definition of an "official" of such government entity in Rule 206(4)-5(f)(6)(ii) includes the holder of an elective office with authority to appoint a person directly or indirectly able to influence the outcome of the government entity's hiring of an investment adviser. The "covered associates" of an investment adviser are defined in Rule 206(4)-5(f)(2)(i) as including its managing member, executive officer or other individuals with similar status or function. Rule 206(4)-5(c) specifies that, when a government entity invests in a covered investment pool, the investment adviser to that covered investment pool will be treated as providing advisory services directly to the government entity. "Covered investment pool" is defined in Rule 206(4)-5(f)(3)(ii) as including any company that would be an investment company under Section 3(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), but for the exclusion provided from that definition by Section 3(c)(7) of the 1940 Act.

Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a *de minimis* threshold, were made by a person more than six months before becoming a covered associate, or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions. Should no exception be available, Rule 206(4)-5(e) permits an investment adviser to apply for, and the Commission to conditionally or unconditionally grant, an exemption from the Rule 206(4)-5(a)(1) prohibition on compensation.

In determining whether to grant an exemption, the Rule contemplates that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser: (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (*e.g.*, Federal, State or local); and (vi) the contributor's apparent intent or motive in making the contribution that resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

Based on these considerations and the facts described in this Application, the Applicants respectfully submit that the relief requested herein is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicants request an order exempting them to the extent described herein from the prohibition under Rule 206(4)-5(a)(1) to permit them to provide investment advisory services for compensation to government entities within the two-year period following the contribution identified herein to an official of such government entities by a covered associate of the Applicants.

II. STATEMENT OF FACTS

A. The Applicants

The Advisers are affiliated asset management companies registered with the Commission as investment advisers under the Act and are indirectly wholly-owned by Brookfield Asset Management Inc., a public company ("Brookfield"). The Advisers provide discretionary investment advisory services to private funds. As of September 30, 2013, Brookfield US had approximately $13.8 billion in regulatory assets under management ("RAUM"), and Brookfield Canada had approximately $12.4 billion in RAUM. Brookfield US advises, among other private funds, Brookfield Strategic Real Estate Partners B L.P. ("Fund A"), a private fund that is part of Brookfield's Real Estate Platform, and Brookfield Canada advises, among other private funds, Brookfield Infrastructure Fund II-B, L.P. ("Fund B"), a private fund that is part of Brookfield's Infrastructure Platform. Both Funds are excluded from the definition of "investment company" by Section 3(c)(7) of the 1940 Act.

B. The Contributor

The individual who made the campaign contribution that triggered the two-year compensation ban is Richard B. Clark (the "Contributor"). The Contributor is a Senior Managing Partner, Global Head of Brookfield's Real Estate Platform, Brookfield Property Group, and Non-Executive Chairman of the Board of Brookfield Office Properties ("BPO"), a non-investment adviser commercial real estate corporation that owns, manages, and develops real estate and is affiliated with the Advisers and Brookfield. The Contributor has been employed by Brookfield and its predecessors since 1984 in various senior roles, including as Chief Executive Officer of BPO. He serves on the investment committee that oversees the real estate investments of the private funds. At the time of the Contribution, the Contributor was deemed a covered associate of Brookfield US and Brookfield Canada because of his senior role in the firm and his participation in meetings with prospective investors. While he maintains homes in both New York City and Westchester County, for historical reasons the Contributor has maintained his voter registration at his Westchester County residence. As a result, the Contributor does not vote in New York City elections.

C. <u>The Government Entities</u>

Certain public pension plans that are government entities of New York City (the "Clients") are invested in the Funds. The elected New York City Comptroller is custodian and investment advisor to the Clients. The Clients invested in Fund A in 2012 and in Fund B in 2013.

D. <u>The Official</u>

The campaign contribution (the "Contribution") was made to Christine Quinn (the "Official"), a New York City Councilwoman who was Council Speaker and a candidate for New York City Mayor ("Mayor") at the time of the Contribution. Although the New York City Comptroller assists the Clients in selecting investment advisors and consultants, the ultimate investment decisions of the Clients are made by the respective boards of trustees. These boards range from seven to 15 members including certain elected officials sitting *ex officio*; appointees of elected officials; and representatives of employee groups that participate in the system. Either the Mayor or one or more of the Mayor's appointees sit on each board. Thus, the Mayor, and any candidate for Mayor, is an "official" of the Clients. However, none of the Mayoral appointees to the boards were appointed by the Official and the Official herself did not serve on any of the boards. In fact, in her capacity as New York City Councilwoman and Speaker, the Official is not an "official" of the Clients because neither the Speaker nor the City Council have authority, direct or indirect, to hire or influence the hiring of an investment adviser by the Clients, or to appoint a person to an office with such authority (*i.e.*, to the boards of trustees).

The Official lost the Democratic primary for Mayor on September 10, 2013. Her term on the City Council ended on December 31, 2013.

E. **The Contribution**

The Contributor made the Contribution to the Official's campaign on January 13, 2013, in the amount of $400. Although not entitled to vote in New York City elections, the Contributor has a legitimate personal interest in the outcome of such elections given that he lives part-time and works in New York City. The Contributor got to know the Official during the Occupy Wall Street protests in the fall of 2011. They worked together as BPO and New York City responded to the protests, which were taking place in Zuccotti Park (which is owned by BPO). He was impressed with her, thought she was a good politician, and liked what she was doing in New York City. When she announced her candidacy for Mayor, he believed she would be good at the job. Indeed, the reason for the Contribution was wholly unrelated to business.

On January 13, 2013, the Contributor attended a fundraiser for the Official. He attended with the expectation that he would not be contributing because of contribution restrictions. At the event, the Contributor asked a person with the campaign what the limits were for someone like him who does business with the city. He was told of the $400 limit to candidates for Mayor under the New York City "doing business" rules.

Believing that he was satisfying all applicable pay-to-play requirements, the Contributor made the Contribution in the amount of $400 there at the event. However, despite the Advisers' robust policies and procedures, as described in greater detail below, he failed to pre-clear the Contribution as required under those policies and procedures. The Contributor did not discuss the Contribution with the Advisers or any of Advisers' covered associates. The Contributor never told any prospective or existing investor (including the Clients) about the Contribution. The Contribution was purely personal and not related to any Brookfield business. Although he has dealt with the Official in a professional capacity, he never discussed Brookfield's investment advisory business. Indeed, because she was not an official of the Clients in her role on the city council and she lost her campaign for mayor, she was not in a position to discuss the Clients' investments. He did not solicit or coordinate any other contributions for the Official.

F. **The Clients' Investments with Advisers**

The process that led to the Clients' investment in Fund A began in October of 2011 when representatives of Brookfield US met with the Clients' consultants. Over the next seven months, Brookfield US met with the Clients, the Clients' consultants, and staff of the New York City Comptroller approximately 20 times regarding a potential investment. As part of this process, the Clients and their representatives met with roughly two dozen Brookfield employees ranging from senior executives to analysts. The Contributor attended seven of those meetings, including the initial presentation, several due diligence sessions, and meetings with the Clients' boards. At each of these meetings, he was just one of several representatives of Brookfield US in attendance. The Contributor's role was limited to making substantive presentations to the Clients, their representatives and consultants regarding the Fund and the type of assets in which the Fund was invested and would seek to invest. The Clients invested in Fund A on May 23, 2012, approximately eight months prior to the Contributor making the Contribution.

The Clients invested in Fund B on July 8, 2013. The first meetings relating to Fund B took place in September 2012, approximately four months prior to the Contributor making the Contribution. As discussed above, Fund B is part of Brookfield's Infrastructure Platform, in which the Contributor does not play a role. Rather, the Contributor's activities are limited to Brookfield's Real Estate Platform. Accordingly, the Contributor was not involved in any contacts with the Clients, their representatives or the New York City Comptroller's office in relation to their investment in Fund B.

G. <u>The Advisers' Discovery of the Error and Response</u>

On February 22, 2013, little more than a month after making the Contribution, the Contributor completed his annual certification regarding compliance with the Advisers' Compliance Manual (which includes a policy and procedure designed to ensure compliance with laws, rules and regulations regarding pay-to-play practices). At that time, he realized he had failed to pre-clear the Contribution as required under such compliance policy and procedure. The Contributor thereafter immediately notified the Chief Compliance Officer, who told him that although the Contribution was within the limits under New York City pay-to-play law, the Contribution exceeded the *de minimis* limit allowed under the Rule. The Contributor contacted the Official's campaign that day and requested a full refund, receiving it within days of the request on March 1.

After identifying the Contribution, Brookfield US established an escrow account for Fund A in which all management fees attributable to the Clients' investment in Fund

A dating back to January 13, 2013, the date of the Contribution, are segregated. At the time of the Clients' investment in Fund B, Brookfield Canada established an escrow account for Fund B in which all management fees attributable to Clients' investment in Fund B are segregated. The fees attributable to the Clients will continue to be escrowed as they accrue during the two-year time-out period provided for under the Rule. Brookfield US promptly notified the investment staff of the New York City Comptroller's Office of the Contribution and that all fees attributable to the Clients' investments would be escrowed during the two-year period, pending outcome of the application for exemptive relief. Moreover, prior to the date of the Clients' investments in Fund B, they were aware of the Contribution and that all fees attributable to their investment would be held in the escrow account pending outcome of the request for exemptive relief. The Advisers also notified the Clients that if the Commission does not grant the exemption, the Advisers will refund the management fees related to the Clients' investments during the two-year period to the Funds, and when carried interest is realized, the portion attributable to the Clients' investments during the two-year time-out period will be calculated and refunded to the Funds. The total amount of management fees expected to accrue over the two-year time-out period is approximately $11 million. The total amount of carried interest that would be subject to the two-year time-out period is not easily estimable at this time, but may be very significant and could substantially increase the total financial loss that would be suffered by the Advisers over the two-year time-out period.

H. The Advisers' Pay-to-Play Policies and Procedures

At the time of the Contribution, the Advisers' pay-to-play policy and procedures ("Policy") required that covered associates, and those who may become covered associates (referred to in the Policy as Access Persons) pre-clear all political contributions except those made to federal candidates who were not state or local officials. In addition, covered associates were required to certify annually as to their understanding of and compliance with the Policy. Prospective new hires for covered associate positions were required to complete a questionnaire regarding their contributions prior to being given an offer of employment, and employees who are not covered associates were required to complete the same questionnaire and investigation prior to being promoted or transferred to a covered associate position. Any new hire or potential transfer who was found to have made a contribution that would trigger application of the Rule was not permitted to be moved into the covered associate position until two years elapsed from the date of such contribution. After the Contribution, the Advisers decided to prohibit all contributions by covered associates, not because the Policy was not strong enough but because the Advisers have zero tolerance for violations of the Rule.

III. STANDARD FOR GRANTING AN EXEMPTION

In determining whether to grant an exemption, Rule 206(4)-5(e) requires that the Commission will consider, among other things:

(i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser: (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (*e.g.*, Federal, State or local); and (vi) the contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

Each of these factors weighs in favor of granting the relief requested in this Application.

IV. STATEMENT IN SUPPORT OF EXEMPTIVE RELIEF

The Applicants submit that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Clients determined to invest with Applicants and established those advisory relationships on an arms'-length basis free from any improper influence as a result of the Contribution. In support of that conclusion, Applicants note that the relationships with the Clients pre-date the Contribution, and that only the investment in Fund B (in which the Contributor does not play a role) was made subsequent to the Contribution. Applicants also note that the influence of the Official, if she had won the election for Mayor of New York City, is limited to appointing a single member to a board that ranges from between seven and 15 members. At the time of the Contribution, the Official had not exercised the appointment power reserved to the Mayor's office, as she was the City Council Speaker running (unsuccessfully) for Mayor. Rather, each of the board members serving in the position reserved for appointment by the Mayor was appointed by Mayor Bloomberg or his predecessors.

Given the nature of the Rule violation, and the lack of any evidence that the Advisers or the Contributor intended to, or actually did, interfere with any Client's merit-based process for the selection or retention of advisory services, the interests of the Clients are best served by allowing the Advisers and their Clients to continue their relationship uninterrupted. Causing the Advisers to serve without compensation for a two-year period could result in a financial loss that is 27,500 times the amount of the Contribution.[1] The policy underlying the Rule is served by ensuring that no improper influence is exercised over investment decisions by governmental entities as a result of campaign contributions and not by withholding compensation as a result of unintentional violations.

The other factors suggested for the Commission's consideration in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to avoid consequences disproportionate to the violation.

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[1] As noted above, the total financial loss may be significantly higher once the carried interest is determinable and taken into account.

Policies and Procedures before the Contribution. The Advisers adopted and implemented the Policy which is fully compliant with the Rule's requirements.

Actual Knowledge of the Contribution. It is true that actual knowledge of the Contribution at the time of its making could be imputed to the Advisers, given that the Contributor was a senior executive of Brookfield and deemed a covered associate of both Advisers. At no time did any employees of the Advisers other than the Contributor have any knowledge that the Contribution had been made prior to its discovery by the Advisers' Chief Compliance Officer on February 22, 2013. The Contributor believed he was acting in compliance with pay-to-play rules, and simply misunderstood their application.

Advisers' Response After the Contribution. After learning of the Contribution, the Advisers and the Contributor took all available steps to obtain a return of the Contribution. Within 24 hours of discovering the Contribution, the Advisers and the Contributor had contacted the Official's campaign asking for a refund of the full amount of the contribution. The full amount was subsequently returned. Escrow accounts were set up for the Clients at both Funds and all fees charged to the Clients' capital accounts in the Funds since January 13, 2013 were, and continue to be, deposited by the Advisers in the accounts for immediate return to the Funds should an exemptive order not be granted.[2] Pre-clearance continued to be extended to all contributions of covered associates, including contributions to federal campaigns of non-state and local office holders, to ensure other employees do not make the same mistake as the Contributor. In

[2] In addition, when carried interest is realized, the portion attributable to the Clients' investments during the two-year time-out period will be calculated and refunded to the Funds should an exemptive order not be granted.

addition, subsequently the Advisers decided to prohibit all contributions by covered associates, not because the Policy was not strong enough but because the Advisers have zero tolerance for violations of the Rule.

Status of the Contributor. The Contributor is, and has been at all relevant times, a covered associate of the Adviser. However, his involvement with the Clients has been limited to making substantive presentations to the Clients' representatives and consultants about the Real Estate investment strategy Brookfield US manages. The Contributor has no contact with any representative of a Client outside of those presentations and no contact with any member of a Client's board.

Timing and Amount of the Contribution. As noted above, the Advisers' relationships with the Clients pre-date the Contribution. The Clients' investment in Fund A was approximately eight months prior to the Contribution, and the Clients made only one investment (in Fund B, with which the Contributor has nothing to do) subsequent to the Contribution.

Nature of the Election and Other Facts and Circumstances. The nature of the election and other facts and circumstances indicate that the Contributor's apparent intent in making the Contribution was not to influence the selection or retention of the Advisers. The Contributor has a long history of being interested in the government and politics of New York City.

The Contributor's violation of the Policy and the Rule resulted from his mistaken belief that he was acting in accordance with applicable pay-to-play rules when he made the Contribution after checking with the campaign as to the amount that was permissible under pay-to-play law. The Contributor never spoke with the Official or anyone else about the authority of the Mayor over investment decisions. The Contributor never mentioned the Clients, their relationship to the Advisers or any other existing or prospective investors to the Official.

Apart from asking the Official's campaign about contribution limits and requesting in February 2013 that his Contribution be returned, the Contributor had no contact with the Official concerning campaign contributions. To the best of his knowledge the only person with whom the Contributor discussed the Contribution to the Official was the Chief Compliance Officer, after the Contribution was discovered. The Contributor never told any prospective or existing investor (including the Clients) or any employees at the Advisers about the Contribution.

Given the difficulty of proving a *quid pro quo* arrangement, the Applicants understand that adoption of a regulatory regime with a default of strict liability, like the Rule, is necessary. However, Applicants appreciate the availability of exemptive relief at the Commission's discretion where imposition of the two-year prohibition on compensation does not achieve the Rule's purposes or would result in consequences disproportionate to the mistake that was made. The Applicants respectfully submit that such is the case with the Contribution. Neither the Advisers nor the Contributor sought to interfere with the Clients' merit-based selection process for advisory services, nor did they seek to negotiate higher fees or greater ancillary benefits than would be achieved in arms'-length transactions. There was no violation of the Advisers' fiduciary duty to deal fairly or disclose material conflicts given the absence of any intent or action by the Adviser or Contributor to influence the selection process. The Applicants have no reason to believe the Contribution undermined the integrity of the market for advisory services or resulted in a violation of the public trust in the process for awarding contracts.

V. REQUEST FOR ORDER

The Applicants seek an order pursuant to Section 206A of the Act, and Rule 206(4)-5(e) thereunder, exempting them, to the extent described herein, from the two-year prohibition on compensation required by Rule 206(4)-5(a)(1) under the Act, to permit the Applicants to provide investment advisory services for compensation to the government entities within the two-year period following the Contribution identified herein to an official of such government entities by a covered associate of the Applicants, and permitting them to provide any future investment advisory services to any other government entities affected by the Contribution under the Rule.

Conditions. The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. The Contributor will be prohibited from discussing any business of the Advisers with any "government entity" client or prospective client for which the Official is an "official" as defined in Rule 206(4)-5(f)(6) until January 13, 2015.

2. Notwithstanding Condition 1, the Contributor is permitted to respond to inquiries from, and make presentations to, any government entity client described in Condition 1 regarding accounts already managed by the Advisers as of January 13, 2013. The Advisers will maintain a log of such interactions in accordance with the retention requirements set forth in Rule 204-(2)(e) of the Act.

3. The Contributor will receive a written notification of these conditions and will provide a quarterly certification of compliance until January 13, 2015. Copies of the

certifications will be maintained by the Advisers in accordance with the retention requirements set forth in Rule 204-2(e) of the Act.

4. The Advisers will maintain records sufficient to enable the chief compliance officer to verify compliance with the conditions of this Order. Such records will include, *without limitation*: (a) documentation sufficient to demonstrate compliance with each requirement under this Order; and (b) documentation sufficient to enable the Advisers' chief compliance officer to assess compliance by the Advisers with sections 206(1) and (2) of the Advisers' Act in connection with its reliance on this Order. In each case, such records will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Advisers, and be available for inspection by the staff of the Commission.

5. The Advisers' chief compliance officer will monitor the Advisers' compliance with the conditions of this Order and conduct testing sufficient to verify such compliance. Such monitoring and testing will address, *without limitation*: (a) the Advisers' and the Contributor's compliance with written policies and procedures concerning political contributions and pay-to-play arrangements; (b) compliance by the Advisers and the Contributor with each requirement under this Order; (c) compliance by the Advisers with the recordkeeping obligations under this Order; and (d) compliance by the Advisers with sections 206(1) and (2) of the Act in connection with their reliance on this Order. The Advisers' chief compliance officer will document the frequency and results of such monitoring and testing, and the Advisers will maintain and preserve such documentation in an easily accessible place for a period of not less than five years, the first two years in

an appropriate office of the Advisers, and be available for inspection by the staff of the Commission.

VI. CONCLUSION

For the foregoing reasons, the Applicants submit that the proposed exemptive relief, conducted subject to the terms and conditions set forth above, would be fair and reasonable, would not involve overreaching, and would be consistent with the general purposes of the Act.

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-4 of the rules and regulations under the Act, a form of proposed notice for the order of exemption requested by this Application is set forth as Exhibit C to this Application. In addition, a form of proposed order of exemption requested by this Application is set forth as Exhibit D to this Application.

On the basis of the foregoing, the Applicants submit that all the requirements contained in Rule 0-4 under the Act relating to the signing and filing of this Application have been complied with and that the Applicants, which have signed and filed this Application, are fully authorized to do so.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Dated: February 25, 2014

Respectfully submitted,

Brookfield Asset Management Private Institutional Capital Adviser US, LLC and Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.

By: 

Ronald Fisher-Dayn
Regulatory Counsel and Chief Compliance Officer
Vice-President of Brookfield Asset Management Private Institutional Capital Adviser, US, LLC and Vice-President of Brookfield Private Funds Holdings Inc., the General Partner of Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.

Exhibit Index

Exhibit A

Authorization

All requirements of the Limited Liability Company Agreement of Brookfield Asset Management Private Institutional Capital Adviser US, LLC ("Brookfield US") have been complied with in connection with the execution and filing of this Application.

Pursuant to Section 7 of the Operating Agreement of Brookfield Asset Management Private Institutional Capital Adviser US, LLC dated July 22, 2009, and as amended on January 23, 2014, the undersigned is authorized to take all actions, including making applications, on behalf of Brookfield US. Such Operating Agreement, as amended, continues to be in force and has not been revoked through the date hereof.

Brookfield US has caused the undersigned to sign this Application on its behalf in New York City on this 25th day of February, 2014.

Brookfield Asset Management Private
Institutional Capital Adviser US, LLC



Name: Ronald Fisher-Dayn
Title: Regulatory Counsel and Chief Compliance Officer
Vice-President of Brookfield Asset Management Private Institutional Capital Adviser, US, LLC

Exhibit A-1

Authorization

All requirements of the Limited Partnership Agreement of Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. ("Brookfield Canada") have been complied with in connection with the execution and filing of this Application.

Pursuant to Sections 4 and 15 of the Amended and Restated Agreement of Limited Partnership of Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., dated May 19, 2010, and as amended on January 23, 2014, the undersigned is authorized to take all actions, including making applications, on behalf of Brookfield Canada. Such Amended and Restated Agreement, as amended, continues to be in force and has not been revoked through the date hereof.

Brookfield Canada has caused the undersigned to sign this Application on its behalf in New York City on this 25th day of February, 2014.

Brookfield Asset Management Private
Institutional Capital Adviser (Canada), L.P.



Name: Ronald Fisher-Dayn
Title: Regulatory Counsel and Chief Compliance Officer
Vice-President of Brookfield Private Funds Holdings Inc., the General Partner of Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.

Exhibit B

Verification

State of New York County of NY, SS:______

The undersigned being duly sworn deposes and says that he has duly executed the attached Application, dated February 25th, 2014, for and on behalf of Brookfield Asset Management Private Institutional Capital Adviser US, LLC; that he is the Vice-President of such company; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

(Signature)____________________

Name: Ronald Fisher-Dayn
Title: Regulatory Counsel and Chief Compliance Officer
Vice-President of Brookfield Asset Management Private Institutional Capital Adviser, US, LLC

Subscribed and sworn to before me, a Notary Public, this 25th day of February, 2014.

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Official Seal

My commission expires 
CLARA C DIAZ
Registration #01DI6027450
Qualified in New York County
My Commission Expires
February 13, 2016

Exhibit B-1

Verification

State of New York County of NY, SS:_____

The undersigned being duly sworn deposes and says that he has duly executed the attached Application, dated February 25th , 2014, for and on behalf of Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.; that he is the Vice-President of Brookfield Private Funds Holdings Inc., the General Partner of such company; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

(Signature)________________
Name: Ronald Fisher-Dayn
Title: Regulatory Counsel and Chief Compliance Officer
Vice-President of Brookfield Private Funds Holdings Inc., the General Partner of Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.

Subscribed and sworn to before me, a Notary Public, this 25th day of February, 2014.

____
Official Seal

My commission expires 
CLARA C DIAZ
Registration #01DI6027450
Qualified in New York County
My Commission Expires
February 13, 2016

Exhibit C

Proposed Notice for the Order of Exemption

Agency: Securities and Exchange Commission (the "SEC") or (the "Commission").

Action: Notice of application for an exemptive order under Section 206A of the Investment Advisers Act of 1940 (the "Advisers Act") and Rule 206(4)-5(e) thereunder.

Applicant: Brookfield Asset Management Private Institutional Capital Adviser US, LLC ("Brookfield US") and Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. ("Brookfield Canada" and, together with Brookfield US, the "Advisers" or the "Applicants").

Relevant Advisers Act Sections: Exemption requested under Section 206A of the Act, and Rule 206(4)-5(e) thereunder, from the provisions of Section 206(4) of the Act and Rule 206 (4)-5 (a)(1) thereunder.

Summary of Application: The Applicants request an order granting an exemption from the two-year prohibition on compensation imposed by Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, to the extent necessary to permit the Advisers to provide investment advisory services for compensation to affected government entities within the two-year period following a specified contribution by a covered associate.

Filing Dates: The application was filed on January 29, 2014, and amended and restated on February [], 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30

p.m. on [Date], and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-1090. Applicants, Brookfield US and Brookfield Canada, Ronald Fisher-Dayn, Regulatory Counsel and Chief Compliance Officer, Vice-President of Brookfield Asset Management Private Institutional Capital Adviser, US, LLC and Vice-President of Brookfield Private Funds Holdings Inc., the General Partner of Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.

For Further Information Contact: Melissa Roverts Harke, Branch Chief, at (202) 551-6787 (Division of Investment Management, SEC).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the Commission's Public Reference Branch.

Applicants' Representations:

1. The Advisers are affiliated asset management companies registered with the Commission as investment advisers under the Act, and are indirectly wholly-owned by Brookfield Asset Management Inc., a public company ("Brookfield"). Brookfield US advises, among other private funds, Brookfield Strategic Real Estate Partners B L.P. ("Fund A"), a private fund that is part of Brookfield's Real Estate Platform. Brookfield Canada advises, among other private funds, Brookfield Infrastructure Fund II-B, L.P. ("Fund B"), a private fund that is part of Brookfield's Infrastructure Platform. Both

Funds are excluded from the definition of "investment company" by Section 3(c)(7) of the 1940 Act.

Certain public pension plans that are government entities of New York City (the "Clients") are invested in the Funds. The investment decisions for the Clients are overseen by boards of trustees ranging in size between seven to 15 members. Either the New York City Mayor ("Mayor") or one or more of the Mayor's appointees sit on each board.

2. Applicants represent that Richard B. Clark (the "Contributor") is the Senior Managing Partner, Global Head of Brookfield's Real Estate Platform, Brookfield Property Group, and Non-Executive Chairman of the Board of Brookfield Office Properties and member of the investment committee that oversees real estate investments of the private funds, including Fund A and Fund B. The Contributor is a Covered Associate of Applicants and made a contribution of $400 (the "Contribution") to the New York City Mayoral campaign of Christine Quinn, at that time serving as New York City Councilwoman and Speaker (the "Official"). Applicants represent that the Contributor made the Contribution because he thought she was a good politician, believed she would be a good Mayor, liked what she was doing for New York City, and that the reason for the Contribution was wholly unrelated to business. At the time of the Contribution, the Contributor asked a person with the Official's campaign what the limits were for a person doing business with the city, and was told of the $400 limit to Mayoral candidates under the New York City "doing business" rules. Believing that he was satisfying applicable pay-to-play requirements, the Contributor subsequently made the Contribution in the amount of $400.

The Contributor did not solicit any persons to make contributions to the Official's campaign.

3. Applicants represent that the Clients' relationship with the Applicants pre-dates the Contribution. At meetings with the Clients prior to their investment in Fund A, the Contributor was just one of several representatives of Brookfield US in attendance. The Contributor's role was limited to making substantive presentations to the Clients, their representatives and consultants regarding Fund A and the type of assets in which the Fund was invested and would seek to invest. The Clients invested in Fund A approximately eight months prior to the Contribution. The Clients subsequently invested in Fund B approximately six months after the Contribution. However, Fund B is part of Brookfield's Infrastructure Platform, in which the Contributor does not play a role. Accordingly, the Contributor was not involved in any contacts with the Clients in relation to their investment in Fund B.

4. Applicants represent that no member of a Client's board serving at the time of the Contribution or at the time an investment decision was made was appointed by the Official. Moreover, the Official herself did not sit on such board or have any involvement in the investment decisions of the Clients.

5. Applicants represent that at no time did any employees of the Applicants other than the Contributor have any knowledge of the Contribution prior to the Contributor's discussion with the Chief Compliance Officer about the Contribution on or around February 22, 2013. The Contributor raised the Contribution with the Chief Compliance Officer when he was making his annual certification of compliance with Rule 206(4)-5 required by the Applicants. Subsequently the Applicants and the Contributor obtained

the Official's agreement to return the full amount of the Contribution, which was subsequently returned on March 1, 2013.

6. After identifying the Contribution, Brookfield US established an escrow account for Fund A in which all management fees and other compensation attributable to the Clients' investments in Fund A dating back to January 13, 2013, the date of the Contribution, are segregated. At the time of the Clients' investment in Fund B, Brookfield Canada established an escrow account for Fund B in which all management fees attributable to the Clients' investment in Fund B are segregated. The fees attributable to the Clients will continue to be escrowed as they accrue during the two-year time-out period provided for under the Rule. The total amount of management fees expected to accrue over the two-year time-out period is approximately $11 million. The amount of carried interest that will be attributable to the Clients' investment is not easily estimable at this time but may be very significant and could substantially increase the total financial loss that would be suffered by the Advisers over the two-year time-out period.

7. Brookfield US promptly notified the investment staff of the New York City Comptroller's Office of the Contribution and that all fees attributable to the Clients' investments would be escrowed during the two-year period, pending outcome of the application for exemptive relief. Moreover, prior to the date of the Clients' investments in Fund B, they were aware of the Contribution and that all fees attributable to their investment would be held in the escrow account pending outcome of the request for exemptive relief.

8. The Applicants' policies and procedures regarding pay-to-play ("Pay-to-Play Policies and Procedures") in place at the time of the Contribution required Covered Associates to

pre-clear contributions to state and local officials and candidates, and to annually certify as to compliance. Applicants represent that the Contributor's violation of Applicant's Pay-to-Play Policies and Procedures resulted from his mistaken belief that he was in compliance with such policies and procedures, due to his confirming with New York City officials that his $400 contribution was within the limits under applicable campaign finance rules.

Applicant's Legal Analysis:

1. Rule 206(4)-5(a)(1) prohibits a registered investment adviser from providing investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser.

2. Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a *de minimis* threshold, were made by a person more than six months before becoming a covered associate, or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions.

3. Section 206A, and Rule 206(4)-5(e) thereunder, permits the Commission to exempt an investment adviser from the prohibition under Rule 206(4)-5(a)(1) upon consideration of, among other factors, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser: (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the

time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (*e.g.*, Federal, state or local); and (vi) the contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

4. The Applicants request an order pursuant to Section 206A, and Rule 206(4)-5(e) thereunder, exempting them from the prohibition under Rule 206(4)-5(a)(1) to permit them to provide investment advisory services for compensation to government entities within the two-year period following a specified contribution to an official of such government entities by a covered associate. The Applicants assert that the exemption sought is consistent with the protection of investors and the purposes of the Act.

5. The Applicants propose that the protection of investors is not furthered, but threatened, by withholding compensation as a penalty in the absence of any evidence that the Adviser or the Contributor intended to, or actually did, interfere with the Clients' merit-based process for the selection and retention of advisory services. The Applicants note that causing the Advisers to serve without compensation for a two-year period could result in a financial loss that is at least 27,500 times the amount of the Contribution.

6. The Applicants assert that the purposes of Section 206(4) and Rule 206(4)-5(a)(1) are fully satisfied without imposition of the two-year prohibition on compensation as penalty for the Contribution. Neither the Advisers nor the Contributor sought to interfere with the Clients' merit-based selection process for advisory services, nor did they seek to negotiate higher fees or greater ancillary benefits than would be achieved in arms'-length transactions. Absent any intent or action by the Advisers or Contributor to influence the selection process, there was no violation of the Advisers' fiduciary duty to deal fairly or disclose material conflicts. The Applicants have no reason to believe the Contribution undermined the integrity of the market for advisory services or resulted in a violation of the public trust in the process for awarding contracts.

7. The Applicants state that the other factors suggested for the Commission's consideration in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to avoid consequences disproportionate to the violation. The Applicants propose the evidence is clear that the Contributor believed he was acting in compliance with the Policy because he had checked with the Official's campaign regarding contribution limits.

8. Accordingly, the Applicants respectfully submit that the interests of investors and the purposes of the Act are best served in this instance by allowing the Advisers and their Clients to continue their relationship uninterrupted in the absence of any evidence that the Adviser or the Contributor intended to, or actually did, interfere with any Client's merit-based process for the selection or retention of advisory services. The Applicants submit that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the

purposes fairly intended by the policy and provisions of the Act. The Applicants further submit that the exemption should apply to any future investment advisory services provided to government entities that would be affected by the contribution in question.

The Applicants' Conditions: The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. The Contributor will be prohibited from discussing any business of the Advisers with any "government entity" client or prospective client for which the Official is an "official" as defined in Rule 206(4)-5(f)(6) until January 13, 2015.

2. Notwithstanding Condition 1, the Contributor is permitted to respond to inquiries from, and make presentations to, any government entity client described in Condition 1 regarding accounts already managed by the Advisers as of January 13, 2013. The Advisers will maintain a log of such interactions in accordance with the retention requirements set forth in Rule 204-(2)(e) of the Act.

3. The Contributor will receive a written notification of these conditions and will provide a quarterly certification of compliance until January 13, 2015. Copies of the certifications will be maintained by the Advisers in accordance with the retention requirements set forth in Rule 204-2(e) of the Act.

4. The Advisers will maintain records sufficient to enable the chief compliance officer to verify compliance with the conditions of this Order. Such records will include, *without limitation*: (a) documentation sufficient to demonstrate compliance with each requirement under this Order; and (b) documentation sufficient to enable the Advisers' chief compliance officer to assess compliance by the Advisers with sections 206(1) and (2) of the Advisers' Act in connection with its reliance on this Order. In each case, such

records will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Advisers, and be available for inspection by the staff of the Commission.

5. The Advisers' chief compliance officer will monitor the Advisers' compliance with the conditions of this Order and conduct testing sufficient to verify such compliance. Such monitoring and testing will address, *without limitation*: (a) the Advisers' and the Contributor's compliance with written policies and procedures concerning political contributions and pay-to-play arrangements; (b) compliance by the Advisers and the Contributor with each requirement under this Order; (c) compliance by the Advisers with the recordkeeping obligations under this Order; and (d) compliance by the Advisers with sections 206(1) and (2) of the Act in connection with their reliance on this Order. The Advisers' chief compliance officer will document the frequency and results of such monitoring and testing, and the Advisers will maintain and preserve such documentation in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Advisers, and be available for inspection by the staff of the Commission.

For the Commission, by the Division of Investment Management, under delegated authority.

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Secretary [or other signatory]

Exhibit D

Proposed Order of Exemption

Brookfield Asset Management Private Institutional Capital Adviser US, LLC ("Brookfield US") and Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. ("Brookfield Canada" and, together with Brookfield US, the "Advisers" or the "Applicants") filed an application on January 29, 2014, and an amendment to and restatement of such application on February [], 2014, pursuant to Section 206A of the Investment Advisers Act of 1940 (the "Act") and Rule 206(4)-5(e) thereunder. The application requested an order granting an exemption from the provisions of Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, to permit the Applicants to provide investment advisory services for compensation to any affected government entities within the two-year period following a specified contribution to an official of such government entities by a covered associate of the Applicants. The order applies only to the Applicants' provision of investment advisory services for compensation which would otherwise be prohibited as a result of the contribution identified in the application.

A notice of filing of the application was issued on [Date] (Investment Advisers Act Release No. [insert number]). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing should be ordered. No request for a hearing has been filed and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, IT IS ORDERED, pursuant to Section 206A of the Act and Rule 206(4)-5(e) thereunder, that the application for exemption from Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, is hereby granted, effective forthwith.

For the Commission, by the Division of Investment Management, under delegated authority.

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Secretary [or other signatory]